Stradley Ronon Stevens & Young, LLP 100 Park Avenue, Suite 2000 New York, NY 10017 Telephone 212.812.4124 Fax 646.682.7180 www.stradley.com

May 17, 2023

Via EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attn: Deborah O’Neal

Re:	Northern Institutional Funds (the “Trust”)

File No. 811-03605

Dear Ms. O’Neal,

On behalf of the Trust, please find below the response to the Staff’s comment provided on May 11, 2023 with regard to Amendment No. 133 to the Trust’s Registration Statement on Form N-1A (the “Amendment”), which was filed pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, on March 27, 2023.

1.	Comment. Please confirm that Northern Trust Investments, Inc., the Fund’s investment adviser (the “Adviser”), will not recoup waived fees.

Response. The Trust confirms that the Adviser is not entitled to collect on or make a claim for reimbursed expenses that are the subject of the Expense Reimbursement Agreement between the Adviser and the Trust, on behalf of the Liquid Assets Portfolio, at any time in the future for prior fiscal years.

Please do not hesitate to contact me at (212) 404-0654 if you have any questions or wish to discuss the responses presented above.

Very truly yours,

/s/ Jamie M. Gershkow
Jamie M. Gershkow

Cc:	Jose Del Real

Kevin O’Rourke

Michael D. Mabry

Joel D. Corriero